

July 23, 2010

Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

**Re: Watsco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-05581**

Dear Ms. Menendez:

We have reviewed your response letter dated July 6, 2010 and have the following comment.

Prior Comment 5 – Valuation of Goodwill

1.   In order to help us more clearly understand your conclusion that your components have similar economic characteristics, please provide us with all of the financial reports reviewed by each component's management during the years ended December 31, 2008 and 2009 and during the quarter ended March 31, 2010. Multiple dated versions of the same report may be excluded if year-to-date versions of each report are available for the requested time periods. Under Exchange Act Rule 12b-4, you may request that the reports be returned to you upon completion of our review.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Al Pavot at (202) 551-3738 if you have questions regarding this comment.

Sincerely,

John Cash
Accounting Branch Chief